UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-42170

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Collective Mining Ltd.
(Translation of registrant’s name into English)

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201 South Biscayne Boulevard, Suite 2210
Miami, FL 33131
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Notice of Meeting and Management Information Circular dated May 8, 2026.
99.2	Form of Proxy for Registered Shareholders.
99.3	Form of Proxy for Beneficial Owners.
99.4	Financial Statements Request Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.
Date: May 22, 2026	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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